                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from ____________ to ____________

Commission file number 000-24931

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      S1 Corporation 401 (k) Savings Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

     S1 Corporation, 3390 Peachtree Road, NE, Suite 1700, Atlanta, GA 30326

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the S1 Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia
June 8, 2001

S1 CORPORATION
401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                            DECEMBER 31,
                                                        2000            1999
ASSETS
   Investments                                       $21,455,293     $21,294,853
   Restricted S1 Corporation common stock                758,332              --
                                                     -----------     -----------
      Total investments                               22,213,625      21,294,853
                                                     -----------     -----------
   Receivables
    Participant contributions                            202,479          86,260
    Employer contributions                                92,512          23,288
                                                     -----------     -----------
      Total receivables                                  294,991         109,548
                                                     -----------     -----------
      Net assets available for benefits              $22,508,616     $21,404,401
                                                     ===========     ===========

   The accompanying notes are an integral part of these financial statements.

S1 CORPORATION
401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                            FOR THE YEAR
                                                               ENDED
                                                             DECEMBER 31,
                                                                 2000
Additions to net assets attributed to
 Interest and dividends                                     $  1,623,083
                                                            ------------

 Contributions
  Participant                                                  6,412,819
  Employer                                                     2,878,174
  Rollovers from other plans                                   1,598,569
                                                            ------------
    Total contributions                                       10,889,562
                                                            ------------
    Total additions                                           12,512,645
                                                            ------------

 Deductions from net assets attributed to
  Net depreciation in fair value of investments              (22,301,520)
  Benefits paid to participants                               (3,440,309)
                                                            ------------
    Total deductions                                         (25,741,829)
                                                            ------------

    Net decrease in net assets available for benefits
     before transfers from merged plans                      (13,229,184)

    Transfers of net assets available for plan benefits
     from merged plans                                        14,333,399
                                                            ------------
    Net increase in net assets available for benefits          1,104,215

 Net assets available for benefits
  Beginning of period                                         21,404,401
                                                            ------------
  End of period                                             $ 22,508,616
                                                            ============


   The accompanying notes are an integral part of these financial statements.

S1 CORPORATION
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN

         The following description of the S1 Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL

         The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation (the "Company"). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         AMENDMENTS

         The Company changed its name from Security First Technologies, Inc. to S1 Corporation in November 1999. During January 2000, the Plan was amended to change its name from the Security First Technologies, Inc. 401(k) Savings Plan to the S1 Corporation 401(k) Savings Plan.

         Also in January 2000, the custodian and recordkeeper was changed from Principal Life Insurance Company ("Principal") to T. Rowe Price Trust Company ("T. Rowe Price"). All net assets previously held by Principal were transferred into T. Rowe Price funds in January 2000.

         CONTRIBUTIONS

         Participants may contribute from 1% to 15% of their pretax earnings, up to a maximum of $10,500 in 2000 and $10,000 in 1999. Rollover contributions from other qualified plans are permitted. Effective January 2000, the Company makes matching contributions of $1.00 for every dollar that participants elect to contribute, up to a defined limit. Employer contributions are limited to the first 4% of the employee's eligible compensation and are made in the form of S1 Corporation common stock. Participants are restricted from transferring employer contributions until 12 calendar months following the date the contribution was made. During 1999, the Company made matching contributions of $.25 for every dollar that participants elected to contribute to investments other than the S1 Corporation Common Stock Fund and $1.00 for every dollar that participants elected to contribute to the S1 Corporation Common Stock Fund, up to a defined limit. Employer contributions were limited to the first 4% of the employee's eligible compensation.

         ROLLOVERS FROM OTHER PLANS

         Transfers of account balances from other qualified retirement plans by newly employed participants are presented as "rollovers from other plans" in the Statement of Changes in Net Assets Available for Benefits.

         PARTICIPANT ACCOUNTS

         All contributions made to the selected investment funds are participant directed with the exception of employer matching contributions made to S1 Corporation common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant

S1 CORPORATION
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

         earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENTS

         The Plan's assets are invested in mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future investments, at any time. Investment transfers from the S1 Corporation Common Stock Fund are subject to certain restrictions, as defined in the Plan agreement. The Plan allocates earnings to participants based on the ratio of the participant's account balance in each investment fund to the total of all participants' account balances in each investment fund. Earnings allocations to participant accounts occur at various intervals throughout the year and depend on which funds the participant has invested. For a description of the Plan's investment options, participants should refer to the Plan document and each fund's most current prospectus.

         VESTING

         Participants vest immediately in their contributions plus earnings thereon. Retroactively effective January 1, 2000, Company contributions plus earnings thereon vest at a rate of 25% per year starting with the first year of participation. Participants become fully vested in Company contributions upon reaching normal retirement age, total and permanent disability, or death. Prior to January 1, 2000, employees vested in their Company contributions at a rate of 33-1/3% per year starting with the third year of participation.

         As discussed in Note 4, the net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Employees of Edify Corporation hired prior to January 1, 2000, will follow the vesting schedule of the Edify Corporation 401(k) Profit Sharing Plan (the "Edify Plan") for all balances transferred, together with earnings thereon, from the Edify Plan. The Edify Plan vests ratably over three years beginning with the first year of participation.

         DISTRIBUTION OF BENEFITS

         Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $5,000 or less may have the value of their vested contributions distributed to them in a lump sum or elect a rollover distribution. If the vested account balance is greater than $5,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.

         As discussed in Note 4, the net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who have account balances as of December 31, 1999, are subject to special provisions. If the participant was married on the date benefits are to begin, the participant will automatically receive a joint and survivor annuity, unless he elects otherwise. If the participant was single on the date elections are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.

S1 CORPORATION
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

         PARTICIPANT LOANS

         Beginning in January 2000, participants are allowed to borrow from their vested account balances. Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants' highest outstanding Plan loan balances during the 12 months preceding the date of the loan or (b) one-half the value of the participants' vested interests in their accounts. Interest on the loans is 1% over the prime rate on the first business day of the calendar quarter immediately preceding the date as of which the loan is issued. Participants may have only one loan outstanding at any time.

         FORFEITURES

         Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years with a break in service. Forfeitures are used by the Company to pay administrative expenses. Forfeitures not used to pay expenses shall be applied to reduce the earliest employer contributions made after the forfeitures are determined. Forfeitures amounted to $147,000 and $166,000 in 2000 and 1999, respectively.

         ADMINISTRATIVE EXPENSES

         Administrative expenses in excess of forfeitures are paid by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the modified accrual basis.

         INVESTMENTS

         Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's stock is valued at its quoted market price. Purchases and sales of investments are recorded on a trade-date basis.

         Net depreciation in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.

         CONTRIBUTIONS

         Employee and employer contributions are generally recorded in the period after the Company makes payroll deductions from the participants' earnings. At period end, receivables are recorded to reflect contributions made but not yet received.

         USE OF ESTIMATES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

S1 CORPORATION
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

         PAYMENT OF BENEFITS

         Benefits are recorded when paid.

         RISKS AND UNCERTAINTIES

         The Plan's investments are subject to market risk due to changes in securities prices. In particular, the Plan's investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company's common stock price. At December 31, 2000 and 1999, the Plan has a significant investment balance in S1 Corporation common stock. Depending on the Company's common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.

3.       INVESTMENTS

         The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                                              DECEMBER 31,
                                                                       2000                  1999
                                                                   ------------          ------------
                  Janus Fund                                       $  1,272,478          $         --
                  T. Rowe Price Value Fund                            1,466,656                    --
                  T. Rowe Price Equity Index 500 Fund                 2,534,198                    --
                  T. Rowe Price Science & Technology Fund             2,876,563                    --
                  T. Rowe Price Mid-Cap Growth Fund                   1,978,682                    --
                  T. Rowe Price Small-Cap Stock Fund                  1,137,938                    --
                  T. Rowe Price Balanced Fund                         2,864,749                    --
                  T. Rowe Price Blue Chip Growth Fund                 2,645,091                    --
                  S1 Corporation Common Stock                         2,210,007            17,850,623

         The S1 Corporation Common Stock balance includes amounts contributed based on participant elections and employer matching contributions. As discussed in Note 1, employer matching contributions are restricted for a period of 12 calendar months from the date of contribution.

4.       PLAN MERGERS

         In November 1999, the Company completed the acquisitions of Edify Corporation ("Edify"), FICS Group, N.V. ("FICS") and VerticalOne Corporation ("VerticalOne"). In April 2000, the Company completed the acquisitions of Q-Up Systems, Inc. ("Q-Up") and Davidge Data Systems Corporation ("Davidge"). In November 2000, the Company completed the acquisition of LevelNext, Inc. ("LevelNext"). The employee retirement plans of Q-Up, Davidge and LevelNext were terminated and participants were given the option to enroll in the Plan upon acquisition. The assets of Edify's, FICS' (domestic operations only) and VerticalOne's employee retirement plans were merged into the Plan in January 2000. As a result of the Plan mergers, the number of participants increased from approximately 600 at December 31, 1999 to approximately 1,600 at December 31, 2000. The following table presents the value of plan net assets transferred into the Plan from the respective acquired company's plan:

S1 CORPORATION
401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

                  Edify                      $12,313,768
                  FICS                         1,801,214
                  VerticalOne                    218,417

         Generally, the participants in these plans are given full credit for their service with their previous employers for purposes of both eligibility and vesting in the Plan.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

6.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.       RELATED PARTY TRANSACTIONS

         At December 31, 2000 and 1999, the Plan holds 420,954 and 228,488 shares of S1 Corporation common stock with a market value of $2,210,007 and $17,850,623, respectively.

         In January 2000, the custodian and recordkeeper changed to T. Rowe Price. Certain Plan investments are shares of mutual funds managed by
         T. Rowe Price and therefore, these transactions qualify as party-in-interest transactions. During 1999, certain Plan investments were shares of mutual funds managed by Principal. Principal was the custodian and the recordkeeper of the Plan during 1999 and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred for administrative expenses amounted to approximately $20,000 and $62,000 for the years ended December 31, 2000 and 1999, respectively.

8.       SUBSEQUENT EVENT

         On January 18, 2001, the Company sold VerticalOne, a wholly-owned subsidiary of the Company, to Yodlee.com, Inc. As a result, all individuals who were employees of VerticalOne and were Plan participants were severed from Plan participation effective January 18, 2001. The Plan net assets attributable to the employees of VerticalOne will be transferred out of the Plan in accordance with the terms of the sale agreement.

S1 CORPORATION
401(K) SAVINGS PLAN
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000

                                                DESCRIPTION OF                                   CURRENT
IDENTITY OF ISSUE                                 INVESTMENT         SHARES        COST           VALUE
-----------------                             -------------------    -------    ----------     -----------
Participant Loans - Interest rates of
  7.5% to 10.5%                                 Participant Loans        N/A    $        --    $   252,636
  Janus Fund                                       Mutual Fund        38,224      1,676,498      1,272,478
* T. Rowe Price Value Fund                         Mutual Fund        76,588      1,344,663      1,466,656
* T. Rowe Price International Stock Fund           Mutual Fund        56,642      1,014,875        822,440
* T. Rowe Price International Discovery Fund       Mutual Fund        38,216      1,397,945        972,609
* T. Rowe Price Prime Reserve Fund                 Mutual Fund       766,782        766,781        766,781
* T. Rowe Price Equity Index 500 Fund              Mutual Fund        71,386      2,773,786      2,534,198
* T. Rowe Price Science & Technology Fund          Mutual Fund        80,870      4,782,294      2,876,563
* T. Rowe Price Mid-Cap Growth Fund                Mutual Fund        49,728      2,038,844      1,978,682
* T. Rowe Price Small-Cap Stock Fund               Mutual Fund        47,672      1,111,974      1,137,938
* T. Rowe Price Balanced Fund                      Mutual Fund       149,439      2,926,251      2,864,749
* T. Rowe Price GNMA Fund                          Mutual Fund        44,197        395,693        412,797
* T. Rowe Price Blue Chip Growth Fund              Mutual Fund        78,142      2,840,477      2,645,091
* S1 Corporation Common Stock                     Common Stock       276,510      3,824,105      1,451,675
* Restricted S1 Corporation Common Stock          Common Stock       144,444      2,631,882        758,332
                                                                                -----------    -----------
                                                                                $29,526,068    $22,213,625
                                                                                ===========    ===========

* Party-in-interest to the Plan

S1 CORPORATION
401(K) SAVINGS PLAN
SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

                                               DESCRIPTION    PURCHASE       SELLING      COST OF     CURRENT OF VALUE    NET GAIN
IDENTITY OF ISSUE                               OF ASSET       PRICE          PRICE        ASSET           OF ASSET       OR (LOSS)
-----------------                              -----------   ----------    ----------    ----------   ----------------    ---------
  Janus Fund                                   Mutual Fund   $2,993,896    $       --    $2,993,896      $2,993,896       $      --
  Janus Fund                                   Mutual Fund           --     1,302,177     1,315,918       1,302,177         (13,741)
* T. Rowe Price Value Fund                     Mutual Fund    1,781,970            --     1,781,970       1,781,970              --
* T. Rowe Price Value Fund                     Mutual Fund           --       439,518       434,887         439,518           4,631
* T. Rowe Price International Stock            Mutual Fund    1,288,987            --     1,288,987       1,288,987              --
* T. Rowe Price International Stock            Mutual Fund           --       257,726       271,994         257,726         (14,268)
* T. Rowe Price International Discovery Fund   Mutual Fund    1,625,173            --     1,625,173       1,625,173              --
* T. Rowe Price International Discovery Fund   Mutual Fund           --       191,628       226,586         191,628         (34,958)
* T. Rowe Price Prime Reserve Fund             Mutual Fund    1,609,991            --     1,609,991       1,609,991              --
* T. Rowe Price Prime Reserve Fund             Mutual Fund           --       828,072       828,072         828,072              --
* T. Rowe Price Equity Index 500 Fund          Mutual Fund    3,701,401            --     3,701,401       3,701,401              --
* T. Rowe Price Equity Index 500 Fund          Mutual Fund           --       894,291       923,302         894,291         (29,011)
* T. Rowe Price Science & Technology Fund      Mutual Fund    5,574,058            --     5,574,058       5,574,058              --
* T. Rowe Price Science & Technology Fund      Mutual Fund           --       691,563       789,253         691,563         (97,690)
* T. Rowe Price Mid-Cap Growth Fund            Mutual Fund    2,338,403            --     2,338,403       2,338,403              --
* T. Rowe Price Mid-Cap Growth Fund            Mutual Fund           --       310,276       300,623         310,276           9,653
* T. Rowe Price Small-Cap Stock                Mutual Fund    1,379,735            --     1,379,735       1,379,735              --
* T. Rowe Price Small-Cap Stock                Mutual Fund           --       287,880       270,273         287,880          17,607
* T. Rowe Price Balanced Fund                  Mutual Fund    3,811,112            --     3,811,112       3,811,112              --
* T. Rowe Price Balanced Fund                  Mutual Fund           --       886,551       885,186         886,551           1,365
* T. Rowe Price GNMA Fund                      Mutual Fund      661,141            --       661,141         661,141              --
* T. Rowe Price GNMA Fund                      Mutual Fund           --       269,598       265,487         269,598           4,111
* T. Rowe Price Blue Chip Growth Fund          Mutual Fund    3,652,606            --     3,652,606       3,652,606              --
* T. Rowe Price Blue Chip Growth Fund          Mutual Fund           --       841,141       817,449         841,141          23,692
* S1 Corporation Common Stock                 Common Stock    4,876,850            --     4,876,850       4,876,850              --
* S1 Corporation Common Stock                 Common Stock           --     1,364,294       940,368       1,364,294         423,926
* Restricted S1 Corporation Common Stock      Common Stock    2,795,097            --     2,795,097       2,795,097              --
* Restricted S1 Corporation Common Stock      Common Stock           --        46,424       152,541          46,424        (106,117)

  * Party-in-interest to the Plan

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                       S1 Corporation 401 (k) Savings Plan

                                       401 (k) Plan Committee



Date: June 29, 2001                    By: /s/ Robert F. Stockwell
                                           ------------------------------------
                                           Name:  Robert F. Stockwell

                                           Title: Committee Member

                                  EXHIBIT INDEX

Exhibit No.                Exhibit
-----------                -------
    23                     Consent of Independent Accountants